Exhibit 99.2

AURINIA PHARMACEUTICALS INC.

Notice of Annual General Meeting of Shareholders

Date:	Wednesday, June 8, 2016
Time:	9:00 a.m. (Pacific Time)
Place:	1200 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V7X 1T2

AGENDA

1.

Election of Directors: to fix the number of directors at six and to elect directors to hold office until the next annual meeting of shareholders. See “Election of Directors” in the Management Information Circular for details.

2.	Financial Statements and Auditors’ Report: to receive the audited consolidated financial statements for the financial year ended December 31, 2015, together with the auditor’s report thereon.

3.

Appointment of Auditors: to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors until the next annual meeting of shareholders, and to authorize Aurinia Pharmaceuticals Inc.’s (“Aurinia”) Audit Committee to fix their remuneration. See “Appointment and Remuneration of Auditors” in the Management Information Circular for details.

4.

Amendment to Stock Option Plan: to amend Aurinia’s stock option plan to increase the maximum number of shares reserved for issuance to the stock option plan from 10% to 12.5% of Aurinia’s issued and outstanding common shares. See “Amendment to the Stock Option Plan” in the Management Information Circular for details.

5.	Other Business: to transact such further business which properly comes before the meeting or any adjournment.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Management Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call Computershare Investor

Services Inc. (“Computershare”), the transfer agent of Aurinia, toll free at 1-866-964-0492 if you have any questions about notice-and-access.

Management Information Circular: The Management Information Circular, audited financial statements and management discussion and analysis and additional materials are available on Aurinia’s pages on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Aurinia’s website at www.auriniapharma.com. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies by: a) calling Aurinia toll free at 1-844-744-2487; or b) emailing Aurinia at lwalker@auriniapharma.com. A request for paper copies should be sent so that it is received by end of business on May 20, 2016 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Voting Instruction Form: If you are not attending the meeting, please sign, date and return the enclosed voting instruction form. If you or a person you designate plan to attend the meeting, you must appoint yourself or that person as proxy to have voting rights at the meeting. Use the voting instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that they can complete a form of proxy before 9:00 am on June 6, 2016.

Voting: You may vote or appoint a proxy by providing the voting instruction form to your intermediary, which then, as registered shareholder, submits your vote or proxy appointment to Aurinia’s transfer agent, Computershare Investor Services Inc.

Further information on voting can be found under the headings “Appointment and Revocation of Proxies” and “Non-Registered Shareholders” in the Information Circular.

Edmonton, Alberta April 27, 2016	BY ORDER OF THE BOARD (signed) Charles A. Rowland, Jr. President and Chief Executive Officer